FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 12, 2007	By:	/s/ TOSHIO HIROTA
Toshio Hirota
Executive Managing Director

Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

Tokyo, July 12, 2007—Nomura Holdings, Inc. (the “Company”) today announced that its Group Executive Management Committee* has finalized the details of the issuance of stock acquisition rights as stock options as outlined below.

*	The Group Executive Management Committee consists of a number of representative executive officers and, via Board of Directors resolutions, decides important business matters including the issuance of stock acquisition rights.

1.	Stock Acquisition Rights to be Issued

1.1	Stock Acquisition Rights No. 15 (for executives and employees of the Company)[1]

1.2	Stock Acquisition Rights No. 16 (for executives and employees of subsidiaries of the Company)[2]

1.3	Stock Acquisition Rights No. 17 (for executives and employees of subsidiaries of the Company)[2]

2.	Types of Stock Acquisition Rights to be Issued and Reasons for Issuance

Stock Acquisition Rights No. 15 and Stock Acquisition Rights No. 16 are to be issued to employees and executives of the Company and employees and executives of subsidiaries of the Company, respectively, and the value of assets to be rendered upon the exercise of stock acquisition rights (“Exercise Price”) shall be determined based on the market price of the Company’s common stock at the time the Stock Acquisition Rights are granted.

The Exercise Price of Stock Acquisition Rights No. 17 will be one (1) yen per share and will be granted mainly to executives and employees of new subsidiaries of Nomura Group overseas in lieu of a portion of cash compensation.

The Stock Acquisition Rights are expected to have the following benefits by restricting the exercise of the rights for two years after they are granted.

1.	Retain talented personnel for longer terms by introducing deferred payment rather than paying compensation entirely in cash.

2.	Align the interests of executives and employees with those of shareholders by reflecting changes in shareholder value in compensation packages.

3.	Create a common objective for Nomura Group in terms of improving performance and trust by sharing a common incentive plan for executives and employees working in different business divisions and regions.

1	Stock Acquisition Rights No. 15 will be issued as stock options in accordance with Articles 236, 238 and 240 of the Corporation Law of Japan.
[2]

Stock Acquisition Rights No. 16 and Stock Acquisition Rights No. 17 will be issued as stock options in accordance with Articles 236, 238 and 239 of the Corporation Law of Japan under the solicitation plan determined by the 103rd Ordinary General Meeting of Shareholders held on June 27, 2007.

3.	Number of Stock Acquisition Rights Grants and Grantees

3.1	Stock Acquisition Rights to be Granted to Executives of the Company

Stock Acquisition Rights	Number of Stock Acquisition Rights		Shares of Common Stock Under Stock Acquisition Rights	Number of Grantees
				Directors and Executive Officers (excluding Outside Directors)	Outside Directors
Stock Acquisition Rights No. 15	1,060	*	106,000	17	4

*	Number of grants per person is between 20 and 100

3.2	Stock Acquisition Rights to be Granted to Employees

Stock Acquisition Rights	Number of Stock Acquisition Rights		Shares of Common Stock Under Stock Acquisition Rights	Number of Grantees
				Employees of the Company (Excluding Concurrent Executives)	Executives and Employees of Subsidiaries of the Company (Excluding Concurrent Executives and Employees of the Company)
Stock Acquisition Rights No. 15	70	[1]	7,000	2	—
Stock Acquisition Rights No. 16	19,060	[2]	1,906,000	—	587
Stock Acquisition Rights No. 17	26,873	[3]	2,687,300	—	124

[1]	Number of grants per person is between 30 and 40
[2]	Number of grants per person is between 30 and 100
[3]	Number of grants per person is between 20 and 2,403

Further, Stock Acquisition Rights No. 15 to be granted to executives and employees of the Company are deemed to be remuneration for duties performed, and the granting of these Stock Acquisition Rights is not classified as being under “especially favorable conditions” as prescribed in Article 238-3-1 of the Corporation Law of Japan.

The above number is the projected number to be granted. Should the number of stock acquisition rights to be granted decrease due to grantees not applying or other reasons, the revised number of Stock Acquisition Rights will be issued.

Summary of Stock Acquisition Rights

	No. 15	No. 16	No. 17
1. Grantees	Total of 23 executives and employees of the Company	Total of 587 executives and employees of subsidiaries of the Company	Total of 124 executives and employees of subsidiaries of the Company

2. Total Number of Stock Acquisition Rights	1,130	19,060	26,873

3. Value of assets to be Rendered Upon the Exercise of Stock Acquisition Rights, or the Method for Calculating Such Value

The Exercise Price[1] shall be the amount[2] which is equal to the product of (i) the higher price of either the average of the daily closing prices of common stock of the Company in regular transactions at the Tokyo Stock Exchange during the month of July 2007[3] or the closing price[4] of the grant date and (ii) 1.05.

[1]         The value of assets per Stock Acquisition Right to be rendered upon the exercise shall be the amount per share to be delivered (including the issuance of new shares or transfer of treasury shares, the same shall apply hereinafter) by the exercise of the Stock Acquisition Rights multiplied by the Number of Shares under a Stock Acquisition Right.

[2]         Any fraction less than one (1) yen is rounded up to the nearest yen.

[3]         Excluding dates on which no trade is made.

4         If there is no closing price on the grant date, the most recent closing price prior to the grant date shall apply.

(Information on the reasons and methods for adjusting the Exercise Price is the same as for Stock Acquisition Rights already issued and has been omitted.)

			One (1) yen

	No. 15	No. 16	No. 17
4. Type and Number of Shares Under a Stock Acquisition Right	The number of shares under a Stock Acquisition Right shall be 100 shares of common stock of the Company. Should events separately prescribed by the Company occur, the number of stocks granted under a Stock Acquisition Right will be adjusted according to a method separately prescribed by the Company.

5. Paid-in Amount for Stock Acquisition Rights, or the Method for Calculating Such Value	No payment shall be required for Stock Acquisition Rights.

6. Period for the Exercise of Stock Acquisition Rights	August 2, 2009, to August 1, 2014

7. Conditions for the Exercise of Stock Acquisition Rights

7.1    No Stock Acquisition Right may be exercised partially.

7.2    The Optionee must maintain a position as an executive or employee of the Company or a subsidiary of the Company during the period between the granting of the Stock Acquisition Right and the Exercise of the Right (for Stock Acquisition Rights No. 17, during the period between the granting of the Stock Acquisition Right commencement of the Exercise Period).

In the event of certain circumstances[1] prescribed separately, the Optionee shall be deemed to be an executive or employee of the Company or a subsidiary of the Company.

7.3    There must be no grounds for dismissal of the Optionee by suggestion or disciplinary procedures at the time of Exercise in accordance with the Employment Regulations of the Company or the Company’s subsidiaries.

[1]     Retirement from office on account of the expiration of the Optionee’s term of office, retirement due to the attainment of retirement age, retirement due to reaching an employment contract age limit, transfer by order of the Company or a subsidiary of the Company, retirement primarily due to sickness or injuries arising in the conduct of business, discharge for a compelling business reason, or other similar reasons.

	No. 15	No. 16	No. 17
8. Matters with regard to Capital Stock and Capital Reserve to be Increased in the Event of the Issuance of Shares upon the Exercise of the Stock Acquisition Right

8.1    Capital Stock to be Increased

Half of the amount of the maximum limit on an increase of capital stock, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest yen.

8.2    Capital Reserve to be Increased

Amount of the maximum limit of increase of capital stock, etc. less the amount of capital stock to be increased.

9. Events for the Acquisition of Stock Acquisition Rights by the Company	When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the Stock Acquisition Rights for no compensation on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

10. Restriction of Acquisition of Stock Acquisition Rights by Assignment	Any assignment of Stock Acquisition Rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

11. Treatment of Stock Acquisition Rights Under Organizational Restructuring	The same shall apply as described in 9.

12. Grant Date of Stock Acquisition Rights	August 1, 2007

13. Stock Acquisition Rights Certificate	The Company shall not issue any Stock Acquisition Rights certificate.

Reference Dates

1.	Resolution by Board of Directors for submission of the proposal to Ordinary General Meeting of Shareholders was made on May 15, 2007.

2.	Resolution of the Ordinary General Meeting of Shareholders was made on June 27, 2007

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.